UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to the Schedule 14D-9 (“Amendment No. 10”), filed with the Securities and Exchange Commission (the SEC) on April 23, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, relating to the offer by Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Icahn Fund S.à r.l., Daazi Holding B.V., 7508921 Canada Inc. and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase Shares, without par value, of Lionsgate.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 10 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibits to the exhibit list:

Exhibit Number	Description
(a)(24)	Press release issued by Lionsgate, dated April 23, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:/s/ James Keegan

Name:  James Keegan
Title:    Chief Financial Officer

Dated: April 23, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(24)	Press release issued by Lionsgate, dated April 23, 2010.